27 Nov.2003

03 DEC -5 AM 7:21

03037985

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

Provision of Information under Rule 12g3-2(b)
of the Securities Exchange Act of 1934 (Ref No. 82-4359)

SUPPL

Dear Sirs,

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) Notice of Changes In Director's Shareholding

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 6225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

Emily Ang
Finance & Administrative Manager

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

Encl.

dw 12/8

Want Want Holdings Ltd

400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-2251588
Fax: 65-2211588

Headquarter: No. 72, Hsi-Ning N. Rd., Taipei, Taiwan
Tel : 886-25545300
Fax: 886-25585222

MASNET No. 52 OF 24.11.2003
Announcement No. 52

WANT WANT HOLDINGS LTD

Notice Of Changes In Director's Shareholding

Name of director:	LIAO CHING TSUN
Date of notice to company:	24/11/2003
Date of change of deemed interest:	24/11/2003
Name of registered holder:	OCBC SECURITIES PTE LTD
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Transfer of 500,000 shares to his son by way of gift.

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	500,000
% of issued share capital:	0.04
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	0
No. of shares held before the transaction:	5,714,836
% of issued share capital:	0.45
No. of shares held after the transaction:	5,214,836
% of issued share capital:	0.41

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	5,714,836	0
% of issued share capital:	0.45	0
No. of shares held after the transaction:	5,214,836	0
% of issued share capital:	0.41	0
Total shares:	5,214,836	0

No. of Warrants :N.A.
No. of Options :Nil
No. of Rights :Nil

No. of Indirect Interest:5,214,836 shares (Deemed interest through OCBC Securities Pte Ltd)

Submitted by Liao Ching Tsun, Director on 24/11/2003 to the SGX